

02007431

...ATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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SEC FILE NUMBER
8-50745

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BNP Paribas Investment Services, LLC**

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 S. Biscayne Boulevard Suite 1800
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gabriel Duarte (305) 539 - 2000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

PricewaterhouseCoopers LLP
(Name -- *if individual, state last, first, middle name*)

1177 Avenue of the Americas	NY	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

OATH OR AFFIRMATION

I, **Everardo Vidaurri**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BNP Paribas Investment Services, LLC**, as of **December 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor,principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



EVELYNE BOYER
MY COMMISSION # DD 032164
EXPIRES: September 15, 2005
Bonded Thru Notary Public Underwriters



Signature

President

Title

Notary Public



This report ** contains (check all applicable boxes)

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BNP Paribas Investment Services, LLC

(A wholly owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors
and Members of
BNP Paribas Investment Services, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BNP Paribas Investment Services, LLC at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 15, 2002

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
December 31, 2001

Assets	
Cash	$ 1,048,809
Securities purchased under agreements to resell	7,000,000
Receivable from affiliates	19,432
Furniture and computer equipment (at cost, net of accumulated depreciation of $22,910)	21,982
Prepaid expenses and other assets	14,337
Total assets	$ 8,104,560
Liabilities and Members' Equity	
Payable to affiliates	$ 254,528
Accrued expenses	103,328
Total liabilities	357,856
Members' equity	
Membership certificates	16,000,000
Accumulated deficit	(8,253,296)
Total members' equity	7,746,704
Total liabilities and members' equity	$ 8,104,560

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

The Company is a Delaware limited liability corporation whose members consist of BNP Paribas ("BNP" or "the Parent") (99%) and French American Banking Corporation (1%), a wholly owned subsidiary of the Parent. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is engaged in introducing transactions and accounts of customers to an affiliated entity that is a registered broker-dealer. The Company is authorized under a NASD membership agreement to engage in several types of services including executing principal and agency transactions for other affiliated entities and direct retail clients, primarily high net worth individuals. All clients are fully disclosed to the affiliated registered broker-dealer. The Company's principal office is in Miami, Florida.

On January 2, 2001, the Company was renamed BNP Paribas Investment Services, LLC. The Company was formerly known as BNP Capital Markets, LLC.

2. Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of significant accounting policies.

Resale agreements
Securities purchased under agreement to resell ("reverse repos") are treated as collateralized financing transactions and are carried at the amounts at which the securities were initially acquired. Interest income is accrued ratably over the life of each agreement. It is the Company's policy to take possession of securities purchased under agreements to resell. The Company monitors the market value of the underlying securities, which are U.S. Government and agency securities, as compared to the related receivable plus accrued interest and, as necessary, requests additional collateral.

Depreciation
Depreciation is provided on a straight-line basis using estimated useful lives of furniture and computer equipment, generally three to five years.

Income taxes
The Company is treated as a partnership for federal, state and local income tax purposes. All taxable items of income, expense, gain and loss pass through the partnership to the individual members. For this reason the Company does not accrue for income taxes.

3. Related Parties

The Company transacts its securities business with affiliated companies. A summary of significant transactions is as follows:

(a) The Company clears all of its securities transactions on a fully disclosed basis through BNP Paribas Brokerage Services, Inc. an affiliated broker-dealer. The Company is charged for the clearance and settlement of these transactions. At December 31, 2001, receivable from affiliates of $19,432 was due from BNP Paribas Brokerage Services, Inc.

(b) The Company from time to time enters into reverse repos with affiliates. At December 31, 2001 there was an outstanding reverse repurchase agreement of $7,000,000 million with an affiliate.

(c) The Company is charged for administrative duties performed by affiliates. At December 31, 2001, payable to affiliates of $254,528 represented amounts due to affiliates for these administrative duties.

4. Employee Benefit Plans

The Company's employees participates in various plans sponsored by the Parent.

The Parent maintains a 401(k) profit-sharing plan (the "Plan") covering substantially all of the employees of the Company. The Company's contributions to the Plan are based upon a percentage of employees' contributions.

Noncontributory defined benefit pension plans cover employees of the Company. There is no separate plan solely for the employees of the Company and pension expense is determined by an intercompany charge from the Parent.

5. Financial Instruments

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The Company's financial instruments at December 31, 2001 consisted primarily of reverse repo transactions and accounts payable and receivable from affiliates.

Concentration of Credit Risk

In the normal course of business, the Company executes securities transactions on behalf of customers through its affiliated clearing broker. In connection with these activities, a customer's unsettled trades may ultimately expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contractual obligations. The Company and its affiliate seek to control the risk associated with its customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading activity.

Credit risk is the amount of accounting loss the Company would incur if a customer failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations for the Company are performed by its affiliated clearing broker pursuant to a clearance agreement. The affiliated clearing broker reviews as considered necessary, the creditworthiness of the customers with which the Company conducts business. The Company's exposure to credit risk is associated with the nonperformance by customers in fulfilling their contractual obligations pursuant to securities transactions which can be directly affected by volatile securities markets, credit markets and regulatory changes.

6. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934. Under the alternative method, the required net capital, as defined, shall not be less than the greater of 2% of aggregate debits or $250,000. At December 31, 2001, the Company had net capital of $6,842,497 which was $6,592,497 in excess of the required net capital.